Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201-6905
(214) 746-7700
FAX: (214) 746-7777
March 31, 2010
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
Ms. Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Re:	Merix Corporation Schedule TO-I Filed March 16, 2010 File No. 005-42749
Dear Ms. Kim:
     On behalf of our client Merix Corporation, an Oregon corporation (the “Company”), I am submitting the following response to the Staff’s comment made in its letter of March 24, 2010 (the “Comment Letter”), addressed to the Company in connection with its Tender Offer Statement on Schedule TO, filed on March 16, 2010 (the “Schedule TO”). For convenience, the Staff’s comment has been reproduced in bold and italics in this letter with the Company’s response thereto below such comment. Capitalized terms used, but not defined, herein shall have the meanings given them in the Schedule TO.
Offer to Purchase
1.	We note that Viasystems Group, Inc. entered into a Note Exchange Agreement, dated October 6, 2009, by and among Viasystems, the Merger Sub and the holders of approximately 98% of the Notes then outstanding. Please advise us as to why Viasystems and Merger Sub were not required to file a Schedule TO in connection with the Note Exchange.
Response:
Based on the following analysis, Viasystems Group, Inc. (“Viasystems”) and Maple Acquisition Corp. (“Merger Sub”) concluded that they were not required to file a Schedule TO in connection with the exchange (the “Note Exchange”) of the Company’s 4% Convertible Senior Subordinated Notes Due 2013

Ms. Kim
March 31, 2010

(the “Notes”) for a mix of cash and Viasystems common stock pursuant to the Note Exchange Agreement, dated as of October 6, 2009, by and among, Viasystems, Merger Sub and the other parties signatory thereto (the “Note Exchange Agreement”).
      1. Summary of Facts
On March 31, 2009, the Company entered into an exclusivity agreement with Viasystems providing for an exclusive period to negotiate definitive agreements related to the acquisition of the Company by Viasystems. From April 2009 until October 6, 2009, the Company and Viasystems conducted diligence on one another and negotiated the terms of a merger agreement. The merger agreement was executed on October 6, 2009 and provided that Merger Sub, a wholly owned subsidiary of Viasystems, would merge with and into the Company.
In connection with the negotiation of the terms of the merger agreement, Viasystems required that no less than 95% of the Notes be exchanged for a mix of cash and stock consideration. The Company’s investment banker, Thomas Weisel Partners (“TWP”), determined that $68,590,000 aggregate principal amount, or approximately 98%, of the total $70,000,000 principal amount of the Notes outstanding, were held by 26 noteholders (the “Holders”), 22 of which were represented by three investment managers.1
From July 24, 2009 to September 8, 2009 and at the direction of the board of directors of the Company, TWP contacted the Holders and/or their investment manager, to discuss a possible exchange on a confidential basis.
Prior to TWP or Viasystems providing information about the exchange proposal to the Holders, each of the Holders or their respective investment managers entered into a nondisclosure agreement. TWP and Viasystems and its counsel, then negotiated separately with each Holder and/or its respective investment manager as to the terms of an exchange of the Notes. No deadlines were placed upon the Holders. No ultimatums, or take-it-or-leave-it offers, were given to the Holders. Once the negotiations were completed, all Holders were given the most favorable terms negotiated by any one of them.
In the Note Exchange Agreement, 24 of the Holders represented that they were “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act and the other two Holders represented that they were “accredited investors” for purposes of Rule 501(a) of Regulation D under the Securities Act. None of the Holders of record of the Notes was a natural person.
On October 6, 2009, Viasystems, Merger Sub and the Holders entered into the Note Exchange Agreement regarding the exchange of the Notes held by the Holders. As a result of the lengthy and privately conducted negotiations with the Holders, Viasystems and the Merger Sub increased the consideration

[1]	As disclosed in the Note Exchange Agreement (filed as Exhibit 10.8 to the Form S-4 filed on November 12, 2009), (a) Highbridge Capital Management, LLC was the trading manager of one of the Holders, Highbridge International LLC; (b) Oaktree Capital Management, L.P. was the general partner or investment manager of 19 of the Holders; and (c) MacKay Shields LLC was the investment adviser of two of the Holders, Mainstay Convertible Fund and Mainstay VP Convertible Fund.

Ms. Kim
March 31, 2010

originally offered to the Holders from $14,000,000 plus ten percent of Viasystems’ common stock and instead offered two options to the Holders (i) Option A — $28,590,000 of cash plus ten percent of Viasystems’ common stock or (ii) Option B — $49,500,000 of cash and no equity in Viasystems. Each of the Holders was entitled to elect between the two options. After all elections were made, the final resulting consideration received by the Holders, in the aggregate, was $34,908,370.03 in cash and approximately seven percent of Viasystems’ common stock outstanding immediately after the Merger to the Holders.
In connection with the consummation of the Merger and pursuant to the terms of the Indenture, dated as of May 16, 2016, as amended (the “Indenture”), between the Company and U.S. Bank National Association, as trustee, the Company filed the Schedule TO providing each remaining holder of the Notes with the option to require the Company to repurchase each $1,000 principal amount of Notes validly tendered in exchange for $1,000 plus accrued and unpaid interest to, but excluding, the repurchase date. The tender offer on Schedule TO filed with respect to the remaining 2% of the Notes is still outstanding.
      2. Analysis
A Schedule TO is required to be filed pursuant to Rule 14d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when any person makes a tender offer for any class of equity security which is registered pursuant to Section 12 of the Exchange Act. Viasystems has concluded that the negotiations and discussions by TWP, on behalf of the Company, and Viasystems and its counsel with the Holders and the subsequent execution of the Note Exchange Agreement did not constitute a tender offer.
          a. Analysis of Wellman Factors
While the term “tender offer” has never been defined in any statutory provision or rule, courts and the Securities and Exchange Commission generally have applied an eight-factor test in determining whether a particular acquisition program constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp. 783, 823-824 (S.D.N.Y. 1979) (cited with approval in SEC Release No. 34-43069). These factors include whether the transaction:
1.	involves an active and widespread solicitation of security holders;

2.	involves a solicitation for a substantial percentage of the securities involved;

3.	offers a premium in excess of the current market price of the securities being sought;

4.	provides terms that are fixed rather than negotiable;

5.	is contingent on a minimum amount of securities being tendered;

6.	is open for only a limited period of time;

Ms. Kim
March 31, 2010

7.	pressures the security holders to respond; and

8.	is publicly announced followed by a rapid accumulation of large amounts of the securities being sought.
The following analysis discusses each of the eight factors:
Did the transaction involve an active and widespread solicitation of security holders? No. As more fully described above under the section titled “Summary of Facts,” Viasystems did not engage in an active or widespread solicitation of the holders of the Notes. All of the negotiations with the Holders were conducted on a private basis with a limited number of the holders of the Notes and/or their investment managers subject to nondisclosure agreements. The Company’s investment banker, TWP, contacted only six of the Holders and/or investment managers representing the Holders. Prior to TWP providing information about the exchange proposal to these Holders and/or investment managers, each of these six Holders and/or investment managers entered into nondisclosure agreements.
Did the solicitation involve a substantial percentage of the securities? Yes. The solicitation involved approximately 98% of the Notes. However, the ownership of the Notes is extremely concentrated among a very small number of holders. For instance, five of the Holders own approximately 77.02% of the Notes. The percentage of the Notes that Viasystems solicited should be less determinative in this situation where the Notes were heavily concentrated among a few holders.
Did the consideration offered represent a premium in excess of the current market price of the securities being sought? It is Viasystems’ view that the price offered did not represent a premium, in the traditional sense. After months of negotiation, the Holders received $34,908,370.03 in cash and 1,398,251 shares of Viasystems common stock. The total value of the consideration received by the Holders is approximately $65,655,909.52.2 The total consideration paid to the Holders for their Notes represents $2,934,090.48 less than the principal amount of such Notes. At the time of the entry into the Note Exchange Agreement, there were no contemporaneous trading prices for the Notes and, while the value of the consideration received by the Holders for their Notes exceeded the last available trading prices of the Notes, the Company does not believe those trading prices were necessarily representative of the value of the Notes due to the illiquidity of those Notes. It is arguable that the Holders received a premium on its Notes based on the last trading prices of the Notes, but, again, the illiquid market for the Notes and the few holders of the Notes places doubt on the use of the trading price of the Notes as an accurate measurement of their current market value. Without an established, liquid market for the Notes it is difficult to conclusively state whether the Holders received a premium in excess of the current market price for its Notes.

[2]	This value is calculated as follows: (i) $34,908,370.03 plus (ii) an amount equal to (a) 1,398,251 (representing the shares of Viasystems common stock issued to the Holders) multiplied by (b) $21.99 (representing the closing trading price of the Viasystems common stock on February 17, 2010 – the first trading day of Viasystems common stock on Nasdaq after the closing of the Merger and the Note Exchange Agreement).

Ms. Kim
March 31, 2010

Did the transaction offer terms that were fixed rather than negotiable? No. Individual and extensive negotiations were conducted by TWP, on behalf of the Company, and Viasystems and its counsel with each Holder, their investment manager and/or their legal counsel on the terms of a possible exchange. All Holders were given the most favorable terms negotiated by any one of them. No deadlines were imposed on the Holders in the negotiations. The Holders had significant bargaining power, given their sophistication and representation by investment managers and counsel, and engaged TWP and Viasystems and its counsel over a two-month period in rigorous negotiations regarding the terms of the proposed Note Exchange. As a result of such negotiations, the final terms of the transaction differed from, and were more favorable to such Holders than, Viasystems’ original proposal.
For example, the original consideration offered in the proposed exchange was $14,000,000 and ten percent of Viasystems’ common stock (or 2,000,000 shares) for the Notes held by the Holders, which represented approximately $57,980,000 in value based on a $21.99 share price of Viasystems common stock. The final negotiated consideration was approximately $65,655,909.52, or $7,675,909.52 higher than the original offer, and contained a negotiated feature allowing each Holder to elect to receive all cash or a mix between cash and Viasystems common stock, as described in more detail above under the section titled “Summary of Facts”. Additionally, the original offer regarding the proposed exchange contained a 180 day lock-up period that restricted the Holders ability to sell their Viasystems common stock. The final agreed lock-up period only restricted one-third of the Holders’ Viasystems common stock for 75 days and another one-third of the Holders’ Viasystems common stock for 150 days.
Was the offer contingent on a minimum amount of securities being tendered? Viasystems willingness to proceed with the Merger was conditioned upon no less than 95% of the Notes being exchanged for a mix of cash and Viasystems common stock.
Was the offer regarding the proposed exchange open for only a limited period of time? No. The exchange proposal had no fixed expiration date. TWP and Viasystems imposed no fixed deadlines on the Holders. In fact, the negotiations lasted much longer than Viasystems had originally anticipated.
Were the recipients of the offer under pressure to respond to the offer? No. Neither TWP nor Viasystems exerted any pressure, deadlines or ultimatums on the Holders. They were free to continue holding their Notes. Additionally, the Holders’ financial sophistication, representation by counsel and lengthy negotiation period would have insulated them against any type of pressure contemplated by the Williams Act.
Were public announcements of the offer followed by a rapid accumulation of large amounts of the securities being sought? No. There were no public announcements of the exchange proposal until after the Note Exchange Agreement was executed, and Viasystems did not acquire any additional Notes after the public announcement. Only now, after the closing of the Merger and the Note Exchange, each of which occurred on February 16, 2010, is the Company making an offer on Schedule TO to purchase the remaining amount of Notes outstanding as required pursuant to the terms of the Indenture governing the Notes.

Ms. Kim
March 31, 2010

          b. Analysis Under Hanson Trust
Not all courts follow the eight factor test, but instead some courts view “the transaction in light of the totality of the circumstances” in determining whether security holders need the protection afforded by the tender offer rules. See Hanson Trust plc v. SCM Corp., 774 F.2d 47, 57 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).
In Hanson Trust, the court recognized that most courts have found that “in the case of privately negotiated transaction or solicitations for private purchases of stock many of the conditions leading to the enactment of §14(d) for the most part do not exist.” Id. at 56. “In short, the solicitee in a private transaction is less likely to be pressured, confused or ill-informed regarding the business and decisions at stake than solicitees who are the subjects of a public tender offer.” Id. The court stated that the need for the protections of the tender offer rules turns on whether “there will be a substantial risk that the solicitees lack information needed to make a careful appraisal of the proposal put before them.” Id. at 57
The Holders that executed the Note Exchange Agreement were very knowledgeable and highly sophisticated accredited investors and/or qualified institutional buyers that were represented by advisors, counsel and/or investment managers. Each Holder, its advisor and/or investment manager negotiated with TWP, on behalf of the Company, and Viasystems and its counsel over an extended period of time, with no deadlines or ultimatums. Each of the Holders and/or investment managers were given the opportunity to ask questions and conduct diligence as needed.
Based on these facts, the Holders were not the type of persons that need the protections of the tender offer rules. The totality of the circumstances suggests that there was not a substantial risk that these sophisticated Holders lacked information to make an informed decision regarding the Note Exchange.
     3. Conclusion
Based on the foregoing analysis under the eight factor test of Wellman or the totality of the circumstances test set forth in Hanson Trust, we respectfully submit that the Note Exchange did not constitute a tender offer and thus did not implicate Rule 14d-1.

     Enclosed with this letter is a letter from the Company setting forth the statement from the Company requested in the Comment Letter.
     Should you have any questions regarding the foregoing, please contact the undersigned at (214) 746-7738.

Very truly yours,
/s/ R. Scott Cohen

R. Scott Cohen

MERIX CORPORATION
15725 SW Greystone Court, Suite 200
Beaverton, OR 97006
March 31, 2010
Ms. Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Re:	Merix Corporation Schedule TO-I Filed March 16, 2010 File No. 005-42749
Dear Ms. Kim:
     Merix Corporation (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERIX CORPORATION
By:	/s/ Daniel J. Weber
	Name:	Daniel J. Weber
	Title:	Vice President and Secretary